EXHIBIT 12.1

COMPUTATION OF RATIO OF
EARNINGS TO FIXED CHARGES

NORTHERN STATES POWER COMPANY
AND SUBSIDIARIES

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS
TO CONSOLIDATED FIXED CHARGES

(not covered by Report of Independent Public Accountants)

	Nine months ended
	September 30,		Year Ended December 31,

	2003	2002	2002	2001	2000	1999	1998

	(in thousands, except ratios)
Earnings:
Net income	$36,980	$42,865	$54,373	36,392	30,296	36,366	32,195
Provisions for Federal and state taxes on income	25,127	27,439	36,925	21,158	20,690	25,302	20,468
Fixed charges as below	17,528	17,583	23,467	23,139	21,557	19,627	19,189
Less: Undistributed equity in earnings of unconsolidated affiliates	92	(147)	232	553	411	409	3

Total	$79,543	$88,034	$114,533	$80,136	$72,132	$80,886	$71,849

Fixed Charges:
Interest charges, excluding AFC — debt	$17,528	$17,583	$23,467	$23,139	21,557	19,627	19,189
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	—	—	—	—

Total	$17,528	$17,583	$23,467	$23,139	21,557	19,627	19,189

Ratio of earnings to fixed charges	4.5	5.0	4.9	3.5	3.3	4.1	3.7